NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2008 First Quarter Results

Calgary, Alberta, April 24, 2008 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the first quarter of 2008

CE Franklin reported net income of $6.3 million or $0.34 per share (basic) for the first quarter ended March 31, 2008, comparable to net income of $6.4 million or $0.35 per share earned in the first quarter ended March 31, 2007.

Financial Highlights

(millions of Cdn.$ except per share data)	Three Months Ended March 31
	2008	2007
	(unaudited)

Sales	$ 140.6	$ 154.3

Gross Profit	27.1	26.3
Gross Profit - % of sales	0.2%	0.2%

EBITDA(1)	10.2	11.0
EBITDA(1) as a % of sales	0.1%	0.1%

Net Income	$ 6.3	$ 6.4
Per Share
Basic	$ 0.34	$ 0.35
Diluted	$ 0.34	$ 0.34

Net Working Capital (2)	$ 117.4	$ 124.0
Bank Operating Loan (2)	21.8	33.6

“The Company’s bottom line performance remained consistent and net working capital efficiency improved in the first quarter compared to the prior year period, despite a 26% decline in western Canadian well completions which adversely impacted demand for CE Franklin’s products,” said Michael West, Chairman, President and CEO.

Net income for the first quarter of 2008 was $6.3 million, down $0.1 million (1%) from the first quarter of 2007.  Sales declined by 9% due to an overall reduction in industry capital expenditure activity in the first quarter of 2008 as well completions declined by 26% compared to the prior year period. This was partially offset by increased sales from JEN Supply Inc. and Full Tilt Field Services Limited acquired in the last half of 2007. Gross profit increased by $0.8 million over the prior year period as the impact of lower sales was more than offset by the increase in gross profit margins. Gross profit margins reached 19.2% up from 17.1% in the prior year period due mainly to increased high margin MRO sales and a large, low margin oilsands order in the first quarter of 2007. Selling, general and administrative expenses increased by $1.6 million to $16.9 million due mainly to the addition of people and facility costs associated with the two acquisitions completed in the last half of 2007. Lower interest expense was associated with reduced average debt levels and floating interest rates in the first quarter of 2008.  Income taxes declined by $0.3 million in the first quarter compared to the prior year period due to lower pre-tax earnings and a reduction in the income tax rates.  The weighted average number of shares outstanding during the first quarter was comparable to the prior year period. Net income per share (basic) was $0.34 in the first quarter of 2008 compared to $0.35 in the first quarter of 2007.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net Income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net Working Capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities.  Net Working Capital and Bank Operating Loan are as at quarter end.

Outlook

The Company’s business is dependent on the level of conventional oil and gas capital expenditures and production activity in western Canada.  A combination of events experienced in 2007 including soft natural gas prices, the Alberta government royalty task force review and subsequent decision to increase royalty rates, high drilling and operating costs, and the rapid appreciation of the Canadian dollar, have reduced the competitiveness of the western Canadian sedimentary basin relative to other international oil and gas producing regions. This reduced oil and gas industry activity in western Canada entering 2008. The Company expects these conditions will contribute to increased consolidation of oil and gas customers, coupled with increased competitive activity amongst oilfield equipment distributors.   The Company intends to address these conditions by pursuing its strategies while closely managing its costs and net working capital investment levels.

Through the first quarter of 2008, natural gas and oil prices have continued to firm. On April 10, 2008, the Alberta government announced certain enhancements to royalty rates designed to improve the economics of production from deep wells drilled commencing in 2009. Taken together, industry cash flow economics and activity levels are beginning to improve.

Over the medium to longer term, the Company is optimistic that its strong competitive position will enable it to take advantage of available market share when natural gas prices recover to historic energy equivalent price relationships to oil, resulting in renewed conventional industry activity and demand for the Company’s products.  Effective execution of the Company’s oilsands and service diversification strategies provide further opportunities to leverage its supply chain infrastructure.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2008 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com

Conference Call and Webcast Information

A conference call to review the 2008 first quarter results, which is open to the public, will be held on Friday, April 25 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3414 in Toronto or dialing 1-800-733-7571 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the pass code of 21267188 followed by the pound sign and may be accessed until midnight Monday, May 5, 2008.

The call will also be webcast live at:   http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2209460 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 44 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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